

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Brenda G. Gujral
President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, Illinois 60523

> **Re:** **Inland American Real Estate Trust, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010 and June 30, 2010**
> **File No. 000-51609**

Dear Ms. Gujral:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Cicely LaMothe
Accounting Branch Chief